UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company)

HUTTIG BUILDING PRODUCTS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Philip Keipp

Vice President and Chief Financial Officer

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, Missouri 63141

(314) 216-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Craig A. Roeder

Piotr Korzynski

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Huttig Building Products, Inc., a Delaware corporation (“Huttig”), with the Securities and Exchange Commission (the “SEC”) on March 29, 2022, relating to the tender offer (the “Offer”) by HBP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Woodgrain Inc., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), at a purchase price of $10.70 per Share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on March 28, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. Huttig believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that litigation may delay or otherwise adversely affect the Offer and the Merger and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, Huttig is voluntarily supplementing disclosures related to the Offer and the Merger, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures is an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Paragraph and page references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from this supplemental information. If additional, similar complaints are filed or demand letters are received as described in Item 8 of the Schedule 14d-9 below, absent new or different allegations that are material, Huttig will not necessarily announce such filings or demand letters. Unless stated otherwise, the new text in the supplemental information is bolded and underlined and deleted text is denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Merger Sub—Nondisclosure Agreement” in the Schedule 14D-9 is amended and supplemented by inserting the following paragraph at the end of the section on page 6 before the subheading “Arrangements with Current Directors and Executive Officers of Huttig:”

Huttig entered into nondisclosure agreements containing terms substantially similar to the Nondisclosure Agreement with each of the other bidders participating in Huttig’s strategic alternatives review process. The nondisclosure agreements included a customary “standstill” provision and prohibited bidders from contesting the validity of the agreement or requesting that Huttig or its representatives amend or waive the standstill provision. The nondisclosure agreements, however, included an exception from the restriction included in each standstill provision on making public or private acquisition proposals for bidders that were invited by the Huttig Board to submit one or more private indications of interest with respect to a proposed acquisition of Huttig. In accordance with this provision, each of the parties that entered into a nondisclosure agreement in connection with Huttig’s review process received a bid instruction letter authorizing it to submit a private indication of interest to the Huttig Board with respect to a proposed acquisition transaction. In addition, the Merger Agreement includes a provision permitting Huttig to waive any “standstill” or similar provision in any nondisclosure or other agreement with any person to the extent the provision would prohibit that person from making an acquisition proposal privately to the Huttig Board where the Huttig Board makes a good faith determination, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to Huttig’s stockholders under the DGCL.

The section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Directors and Executive Officers of Huttig—Compensation Arrangements Entered Into in Connection with the Merger” on page 12 of the Schedule 14D-9 is amended and supplemented as follows:

Director and Executive Officer Arrangements ~~Following the Merger~~

The compensation, severance and other benefits described above are payable to Huttig’s directors and executive officers pursuant to agreements, compensation awards and employee compensation and benefit plans entered into, made or adopted prior to the commencement of Huttig’s strategic alternatives review process. None of such compensation, severance or other benefits were the subject of negotiation between Huttig or the Huttig Board and Woodgrain or any other bidders participating in the review process.

The Merger Agreement provides that at the Effective Time, the directors of Merger Sub will become the directors of the Surviving Corporation. Accordingly, the members of the Huttig Board will cease to be directors of the Surviving Corporation as of the Effective Time and will thereafter have no further role in the management or business of the Surviving Corporation.

Prior to the execution of the Merger Agreement, none of the executive officers of Huttig were provided with any commitment or assurance of future employment by Parent or its affiliates after the Effective Time. While, as of the date of this Schedule 14D-9, none of Huttig’s current ~~directors or~~ executive officers have entered into any agreements or arrangements with Parent or its affiliates regarding continued service with Parent or its respective affiliates after the effective time of the Merger, it is possible that Parent or its affiliates may enter into employment or other arrangements with Huttig’s management in the future.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second paragraph of the section captioned “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information—Financial Projections Provided to the Huttig Board and Parent” on page 34 of the Schedule 14D-9 is amended as follows:

We have included the Financial Projections below to give Huttig’s stockholders access to certain nonpublic information that was available to the Huttig Board and Parent during the strategic alternatives review process and the Huttig Board’s evaluation of the transactions contemplated by the Merger Agreement. The Financial Projections were developed by our management assuming continued standalone operation and, as such, did not give effect to any changes, expenses or anticipated synergies as a result of the transactions contemplated by the Merger Agreement. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC, guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or United States generally accepted accounting principles (“GAAP”). Huttig’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Financial Projections, and has not expressed any opinion or any other form of assurance with respect to this information or its achievability. ~~The Financial Projections include non-GAAP financial measures, including the estimates of Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) and Adjusted EBITDA before public company costs~~. ~~Our management included these measures in the Financial Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and operating results of Huttig. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Financial Projections may not be comparable to similarly-titled measures used by other companies. Applicable SEC rules, which would otherwise require a reconciliation of non-GAAP measures to comparable GAAP measures, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction if the disclosure is included in a document such as this Schedule 14D-9. Accordingly, Huttig has not provided such reconciliations.~~

The section captioned “Item 4. The Solicitation or Recommendations—Certain Unaudited Prospective Financial Information—Financial Projections Provided to the Huttig Board and Parent” on page 36 of the Schedule 14D-9 is amended and supplemented as follows by inserting the following paragraphs immediately prior to the subheading “Projected Balance Sheet Information:”

The Financial Projections prepared by Huttig’s management did not include projections of net income or unlevered free cash flow.

EBIT, EBITDA, Adjusted EBITDA and Adjusted EBITDA (excluding Public Company Costs) are non-GAAP financial measures as defined in Regulation G promulgated by the SEC. A non-GAAP financial measure is a numerical measure of an issuer’s historical or future financial performance, financial position or cash flows that (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Our management included these measures in the Financial Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and operating results of Huttig. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Financial Projections may not be comparable to similarly-titled measures used by other companies.

The requirements of Regulation G do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction if the disclosure is included in a document such as this Schedule 14D-9. Accordingly, Huttig has provided the following reconciliation voluntarily.

The following provides a reconciliation of these non-GAAP financial measures with Operating Income, which is the most comparable financial measure used in the Financial Projections calculated and presented in accordance with GAAP:

	Fiscal Year Ending December 31, (unaudited - $ in millions)
	2021	2022	2023	2024	2025
Operating Income	$52.3	$51.2	$58.6	$70.0	$81.5
Gain on Sale of Assets	$(1.6)	—	—	—	—
Employee Retention Tax Credit	$(1.5)	—	—	—	—
EBIT	$49.2	$51.2	$58.6	$70.0	$81.5
Depreciation and Amortization	$4.8	$4.8	$4.8	$4.8	$4.8
EBITDA	$54.0	$56.0	$63.4	$74.8	$86.3
Adjustment Amount(1)	$1.5	$1.5	$1.5	$1.5	$1.5
Adjusted EBITDA	$55.5	$57.5	$64.9	$76.3	$87.8
Adjustment Amount(2)	$1.3	$1.3	$1.3	$1.3	$1.3
Adjusted EBITDA (excluding Public Company Costs)	$56.8	$58.8	$66.2	$77.6	$89.1

(1)	Represents non-cash stock compensation expense.
(2)

Represents public company costs, including estimated incremental auditing fees related to public company reporting, legal expenses related to public company reporting, certain board of director fees, shareholder services costs, and other costs associate with being a public company.

In addition, using the Financial Projections and the projected balance sheet information summarized below, the following unlevered free cash flow estimates were calculated by Lincoln for purposes of its financial analyses:

	Fiscal Year Ending December 31, (unaudited - $ in millions)
	2022	2023	2024	2025
Unlevered Free Cash Flow(1)	$52.5	$40.1	$49.0	$57.1

(1)

Unlevered free cash flow is a non-GAAP financial measure, which is calculated as EBITDA, less cash taxes, less capital expenditures, less increases in net working capital, plus decreases in net working capital.

The section captioned “Item 4. Opinion of Lincoln, Huttig’s Financial Advisor-Summary of Financial Analysis” beginning on page 39 of the Schedule 14D-9 is amended and supplemented as follows:

Selected Public Companies Analysis: Lincoln reviewed and compared certain financial information for Huttig to corresponding financial information, ratios and public market multiples for the following publicly-traded corporations in the building products industry (collectively referred to in this analysis as the “selected companies”). Lincoln calculated enterprise value as a multiple of estimated EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the latest twelve months (“LTM”) period and calendarized to year end 2022 and 2023 for the selected companies based on information contained in the selected companies’ public filings and obtained from Bloomberg and S&P Capital IQ (“CapIQ”) estimates.

	LTM	2022E	2023E
Beacon Roofing Supply, Inc.	9.5x	9.0x	8.6x
BlueLinx Holdings Inc.	3.1x	4.1x	4.8x
Boise Cascade Company	2.8x	3.4x	5.3x
Builders FirstSource, Inc.	5.6x	6.2x	6.8x
GMS Inc.	6.8x	5.9x	6.1x
Hardwoods Distribution Inc.	7.1x	5.5x	5.5x

Although none of the selected companies is directly comparable to Huttig, the companies included were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to certain operations of Huttig.

~~Lincoln calculated enterprise value as a multiple of estimated EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the latest twelve months (“LTM”) period and calendarized to year end 2022 and 2023 for the selected companies based on information contained in the selected companies’ public filings and obtained from Bloomberg and S&P Capital IQ (“CapIQ”) estimates~~.The multiples of the selected companies were calculated using closing prices on March 18, 2022 and were calculated using Bloomberg and CapIQ estimates. The following table presents the results of this analysis:

Metric	Mean	Median
Enterprise Value / LTM EBITDA	5.8x	6.2x
Enterprise Value / 2022E EBITDA	5.7x	5.7x
Enterprise Value / 2023E EBITDA	6.2x	5.8x

Taking into account the results of the selected companies analysis, Lincoln applied multiple ranges of 5.5x to 6.5x to actual and estimated results of Huttig’s EBITDA for the fiscal year ended December 31, 2021, the LTM period ended February 28, 2022 and for the fiscal year ending December 31, 2022. This analysis indicated implied per share equity value reference ranges for Huttig’s common stock of approximately $9.10 to $11.10.

Selected Transactions Analysis: Lincoln analyzed certain information relating to the following selected all-cash transactions in the building products industry. For each of the selected transactions, Lincoln calculated and compared the estimated transaction enterprise value as a multiple of the target company’s EBITDA as reported or calculated using publicly available financial information for the relevant twelve-month period (“EV/LTM EBITDA multiples”) of the applicable transaction.

While none of the companies that participated in the selected transactions are directly comparable to Huttig, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Huttig’s results, market size and product profile. The following table presents the results of this analysis:

Date	Target	Acquirer	Multiple
January 2022	Mid-Am Building Supply, Inc.	Hardwoods Distribution Inc.	7.5x
November 2021	DW Distribution Inc.	Specialty Building Products, LLC	8.5x
October 2021	Millwork Sales, Inc.	Specialty Building Products, LLC	6.3x
June 2021	Novo Building Products, LLC	Hardwoods Distribution Inc.	5.1x
January 2021	Specialty Building Products, LLC	The Jordan Company, L.P.	8.6x
April 2018	Cedar Creek Holdings, Inc.	BlueLinx Holdings Inc.	6.9x

Lincoln applied an illustrative range of EV/LTM EBITDA multiples of 6.0x to 8.0x to Huttig’s EBITDA for the fiscal year ended December 31, 2021 and for the LTM period ended February 28, 2022 to derive implied per share equity value reference ranges for Huttig’s common stock of approximately $10.10 to $14.10.

Illustrative Discounted Cash Flow Analysis: Using the Management Projections, Lincoln performed an illustrative discounted cash flow analysis to derive a range of illustrative present values per share of common stock. Using discount rates ranging from 12.5% to 13.5%, reflecting estimates of the weighted average cost of capital for Huttig, Lincoln discounted to present value (i) estimates of unlevered free cash flow for Huttig through December 31, 2025 as reflected in the Management Projections and (ii) a range of illustrative terminal values for Huttig, which were calculated by applying perpetuity growth rates ranging from 2.0% to 3.0%, to an estimated standalone unlevered cash flow ~~to be generated by Huttig~~ of Huttig in a mid-cycle terminal year. Lincoln derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including Huttig’s target capital structure weightings, the after-tax cost of long-term debt, an estimated tax rate of 26.0%, after-tax yield on permanent excess cash, if any, and Huttig’s five-year estimated beta. f~~uture applicable marginal cash tax rate and a beta for Huttig, as well as certain financial metrics for the United States financial markets generally~~. Lincoln also utilized certain financial metrics for the United States financial markets generally, including a risk free rate, an adjusted equity risk premium and a size premium. The range of perpetuity growth rates was estimated by Lincoln utilizing its professional judgment and experience, taking into account the Management Projections and market expectations regarding long-term real growth of gross domestic product and inflation.

Lincoln derived a range of illustrative enterprise values for Huttig ~~by adding the present values derived above~~ as the sum of (i) the present value estimates of unlevered free cash flow for Huttig through December 31, 2025 and (ii) a range of illustrative terminal values for Huttig. Based on these assumptions, Lincoln’s discounted cash flow analysis indicated an estimated enterprise value for Huttig of $330.0 million to $390.0 million. Lincoln then subtracted from the range of illustrative enterprise values it derived for Huttig the amount of Huttig’s net debt and debt-like items as of February 28, 2022 as provided by Huttig management, including cash and cash equivalents, short and long term debt and other debt-like items, which totaled $58.8 million, to derive a range of illustrative equity values for Huttig. This analysis indicated an implied per share equity value reference range for Huttig’s common stock of approximately $9.90 to $12.05.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The sentence under the heading “Item 8. Additional Information—Legal Proceedings” on page 50 of the Schedule 14D-9 is deleted and replaced with the following paragraphs:

Complaints relating to the Offer and the Merger captioned Troutman v. Huttig Building Products, Inc. et al., Case No. 1:22-cv-01790, and Woerner v. Huttig Building Products, Inc. et al, Case No. 1:22-cv-01895, were filed by purported Huttig stockholders in the United States District Court for the Eastern District of New York on March 30, 2022 and April 4, 2022, respectively. The single-plaintiff complaints name as defendants Huttig and the members of the Huttig Board. In addition, on April 5, 2022, April 6, 2022 and April 7, 2022, Huttig received letters from counsel for purported Huttig stockholders demanding that Huttig disclose certain additional information similar to information requested to be disclosed in the two complaints.

The complaints and demand letters allege that the defendants violated Section 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 14a-9 promulgated thereunder. Specifically, the complaints and demand letters allege that the Schedule 14D-9 misrepresented or omitted material information with respect to the Offer and the Merger, which renders the Schedule 14D-9 false and misleading. The alleged omissions include a purported failure to include information regarding Huttig’s financial projections, information regarding the methodologies used to prepare the opinion delivered by Lincoln to the Huttig Board, the terms of the non-disclosure agreements entered into by bidders participating in Huttig’s strategic alternatives review process and potential conflicts of interest involving insiders. The relief sought in the complaints includes enjoining the consummation of the

Offer and the Merger, directing the defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, rescinding, to the extent already consummated, the Offer and the Merger and awarding rescissory damages, awarding the plaintiffs’ costs, including attorneys’ and experts’ fees, seeking declaratory relief and granting such other and further equitable relief as the Court may deem just and proper. While Huttig does not believe the complaints or demand letters have any merit, the disclosures set forth above obviate the issues raised in the complaints and demand letters. Due to the early stage of the litigation, neither the likelihood that a loss, if any, will be realized, nor an estimate of possible loss or range of loss, if any, can be determined with respect to the complaints and demand letters.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Huttig Building Products, Inc.

By:	/s/ Philip W. Keipp
Name: Philip W. Keipp
Title: Vice President and Chief Financial Officer

Dated: April 7, 2022